
10013338

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to ____________________

Commission file number 1-07151

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Clorox Company
1221 Broadway
Oakland, CA 94612-1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE CLOROX COMPANY
EMPLOYEE RETIREMENT
INVESTMENT PLAN
FOR PUERTO RICO



Date: December 17, 2010

Laura Stein
Senior Vice President - General Counsel

Index to Exhibits

Exhibit No.	Description
23.1	Consent of Mohler, Nixon & Williams

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

The Clorox Company Employee Retirement Investment
Plan for Puerto Rico
As of June 30, 2010 and 2009
and the fiscal year ended June 30, 2010
with Report of Independent Registered Public Accounting
Firm

0912-1117212

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico
Financial Statements and Supplemental Schedule

As of June 30, 2010 and 2009
and the fiscal year ended June 30, 2010

Contents

Report of Independent Registered Public Accounting Firm.......... 1

Audited Financial Statements

Statements of Net Assets Available for Benefits.......... 2
Statement of Changes in Net Assets Available for Benefits.......... 3
Notes to Financial Statements.......... 4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year).......... 17

Exhibit 23.1 – Consent of Independent Registered Accounting Firm.......... 18

0912-1117212

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of
The Clorox Company
Employee Retirement Investment
Plan for Puerto Rico

We have audited the financial statements of The Clorox Company Employee Retirement Investment Plan for Puerto Rico (the Plan) as of June 30, 2010 and 2009, and for the year ended June 30, 2010, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2010 and 2009, and the changes in net assets available for benefits for the year ended June 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
December 15, 2010

0912-1117212

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

Statements of Net Assets Available for Benefits

	June 30	
	2010	**2009**
Assets		
Cash and cash equivalents	$ 24,506	$ 6
Investments, at fair value	5,473,548	4,419,896
Receivables:		
Notes receivable from participants	671,313	577,666
Employer contributions	396,351	335,519
Total receivables	1,067,664	913,185
Net assets available for benefits at fair value	6,565,718	5,333,087
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a collective trust fund	(56,436)	(54,258)
Net assets available for benefits	$ 6,509,282	$ 5,278,829

See accompanying notes to the financial statements

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

Statements of Changes in Net Assets Available for Benefits
For the Fiscal Year Ended June 30, 2010

Additions to/(deductions from) net assets attributed to:	
Investment income:	
Interest income and dividends	$ 180,562
Net appreciation in fair value of investments	392,366
Total investment income	572,928
Contributions:	
Participants'	336,718
Employer's	493,262
Rollovers	57,823
Total contributions	887,803
Benefit payments to participants	(230,278)
Net increase	1,230,453
Net assets available for benefits:	
Beginning of year	5,278,829
End of year	$ 6,509,282

See accompanying notes to the financial statements

1. Description of the Plan

The following description of The Clorox Company Employee Retirement Investment Plan for Puerto Rico ("the Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering most salaried and hourly production employees of The Clorox Company of Puerto Rico and Clorox Commercial Company (the "Companies") and employees who perform services primarily in Puerto Rico for any other affiliate operating in Puerto Rico that adopts the Plan, except for (i) leased employees, (ii) non-resident aliens with no Puerto Rico source of income, and (iii) employees covered by a collective bargaining agreement, unless such coverage is specified in the written agreement. Participants are eligible to participate on the first day of employment following completion of one hour of service with the Companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Employee Benefits Committee (the "Committee") administers the Plan. Banco Popular de Puerto Rico serves as the Plan's trustee. T. Rowe Price Retirement Plan Services, Inc. ("T. Rowe Price") serves as the Plan's record-keeper and custodian.

Value Sharing Contributions

The Clorox Company (the "Parent Company") may make a discretionary value sharing contribution (the profit sharing component of the Plan) in an amount determined by the Parent Company. In 2010 and 2009, the Parent Company approved value sharing contribution of 8.54% and 5.81%, respectively, of eligible compensation. The value sharing contribution was allocated to the accounts of eligible participants in the same proportion that each eligible participant's compensation bears to the total compensation of all eligible participants of all participating companies of the Parent Company. Fully-vested participants will either receive amounts in excess of 7% up to 12% in cash or have such amounts contributed on their behalf to The Clorox Company Nonqualified Deferred Compensation Plan for certain highly compensated employees if elected by the participant.

Non-vested participants have the value sharing contributions in excess of the 7% credited to their accounts. Participants who have completed one year of service and are employed on the last day of the Plan year are eligible to receive the value sharing contributions.

1. Description of the Plan (continued)

Participant Contributions

Participants may elect to contribute between 1% and 10% of their eligible compensation to the Plan on a pre-tax basis. The Plan also permits the automatic enrollment of eligible employees in the Plan with a contribution of 5% of eligible compensation, unless the employee affirmatively elects otherwise. Participant contributions, including catch-up contributions, are subject to limits specified under the Puerto Rico Internal Revenue Code of 1994, as amended. Participants may elect to change their contribution percentages at any time.

Matching Contributions

The Companies match 100% of the eligible participant's contributions, up to a maximum of $1,000 per participant per Plan year. Employees are eligible for the Companies' match after completing one year of service.

Investment Options

Participants direct their contributions and the Companies' contributions into the various investment options offered by the Plan. The Plan currently offers investments in The Clorox Company's common stock, mutual funds, and a common collective trust fund.

Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of (a) the Companies' matching and Value Sharing contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan. At the discretion of the Committee, forfeited balances of terminated participants' non-vested accounts may be used to pay Plan expenses, to reduce the Parent Company's contributions to the Plan, or to restore accounts of previously terminated forfeiting participants who subsequently resumed employment with the Companies. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

1. Description of Plan (continued)

Vesting

Participants are always fully vested in their individual contributions, the Companies' matching contributions, and actual earnings thereon. During 2007, participants' vested interest in the Value Sharing contribution was determined in accordance with the following schedule:

Years of Service	Percentage
1-2	0%
3	34%
4	66%
5	100%

In October 2008, the Committee adopted an amendment to the Plan containing a provision effective July 1, 2008, that changed the vesting schedule for the Value Sharing contributions of a participant. The Value Sharing contribution account of a participant who has an hour of service on or after July 1, 2008, vests in accordance with the following schedule:

Years of Service	Percentage
1	0%
2	20%
3	40%
4	66%
5	100%

Participants become immediately vested in the Value Sharing contribution upon reaching age 60 while employed by the Companies, at death or upon termination of employment due to permanent disability.

1. Description of Plan (continued)

Payment of Benefits

The Plan provides for lump-sum distributions of the vested value of a participant's account upon death, permanent disability, or termination of employment. The Plan also provides for installment distributions in limited instances. Hardship withdrawals are permitted if certain criterion is met.

Participant Loans

Participants may obtain up to two loans for a minimum of $1,000 and a maximum amount equal to the lesser of $50,000 reduced by the highest outstanding loan balance in the previous twelve months, or 50% of the participant's vested account balance. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance of the participant's account and bear interest at a fixed rate (prime plus 1%) determined at the time of the loan. Principal and accrued interest is repaid ratably through payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Parent Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants will become 100% vested in their accounts.

Administrative Expenses

The Parent Company pays substantially all administrative expenses except for loan origination and maintenance fees which are deducted from the participant's account.

Forfeitures

Amounts forfeited for each Plan year are used to reduce the Companies' contributions. The forfeitures available to be used amounted to approximately $18,000 and $6,900 as of June 30, 2010 and 2009, respectively. The Companies used approximately $18,000 of forfeitures to reduce the Company's or Parent Company contributions for the plan year ended June 30, 2010.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

The Plan's financial statements were evaluated for subsequent events from the date after financial statements date through December 15, 2010, the date the financial statements were issued.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for further discussion of fair value measurements.

Fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value, which represents contributions under the contract plus interest credited at contract rates less withdrawals and administrative expenses, is the measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in investment contracts through participation in the T. Rowe Price Stable Value Fund ("Stable Value fund"), a common collective trust fund. The statements of net assets available for benefits present the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Purchases and sales of securities are recognized on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

2. Summary of Significant Accounting Policies (continued)

Benefit Payments to Participants

Benefit payments to participants are recorded upon distribution. As of June 30, 2010 and 2009, no significant amounts were due to participants who had requested distributions prior to the Plan's year-ends.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan's management to make estimates that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

Risk and Uncertainties

The Plan provides for various investment options in common stock, mutual funds and a common collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participant account balances.

Recent Accounting Pronouncements

On June 30, 2010, the Plan early adopted Accounting Standards Update (ASU) 2010-25 which requires the participant loans to be classified as notes receivable from participants, which are segregated from the Plan investments and measured at their unpaid principal balance and any accrued but unpaid interest. The impact of this adoption is reflected in the Plan's Statement of Net Assets Available for Benefits for all periods presented.

2. Summary of Accounting Policies (continued)

On June 30, 2010, the Plan adopted ASU 2010-06, *Improving Disclosures about Fair Value Measurements*, which requires additional disclosures about the class of assets measured at fair value, and amounts and reasons for any significant transfers between levels 1, 2 and 3 of the fair value hierarchy. The Plan did not have any transfers between the fair value hierarchy during the fiscal years ended June 30, 2010 and 2009. The adoption of the new standard did not have an impact on the Plan's financial statements.

On June 30, 2010, the Plan also adopted ASU 2009-12, *Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent),* which permits the use of Net Asset Value per share of the investment as the measure of the fair value of certain investments. It requires disclosure of investment strategies, the terms and conditions of redemptions, unfunded commitments for investments that are valued based on NAV. Disclosures required by this pronouncement have been included in these financial statements as applicable.

In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) No. 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly* (FSP 157-4). FSP 157-4 amended the guidance codified in Accounting Standards Codification (ASC) No. 820 (ASC 820) *Fair Value Measurements and Disclosures*, to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirement of ASC 820. The Plan adopted FSP 157-4 as of June 30, 2010. The Plan did not have these circumstances during the fiscal years ended June 30, 2010 and 2009. The adoption of FASP 157-4 did not have an impact on the Plan's financial statements.

Reclassifications

Certain reclassifications have been made to the fiscal 2009 financial statements to conform to the fiscal 2010 presentation.

3. Investments

The fair value of the investments that represent more than 5% of the Plan's net assets available for benefits are as follows:

	June 30	
	2010	**2009**
T. Rowe Price Stable Value Common Trust Fund	$ 1,339,404	$ 1,260,588
The Clorox Company Common Stock	976,535	868,330
Vanguard Target RTMT 2035	629,541	464,179
Vanguard Intermediate Term Bond Index Fund	380,532	315,802

The Plan's investments (including investments purchased, sold, and held during the year) had net appreciation in fair value as determined by quoted market prices as follows for the fiscal year ended June 30, 2010:

The Clorox Company Common Stock	$ 101,474
Mutual Funds	290,892
Net appreciation (depreciation) in fair value of investments	$ 392,366

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Fair value is determined based on a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. An asset or liability's classification is based on the lowest level of input that is significant to the fair value measurement. Assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3 – Unobservable inputs reflecting management's own assumptions

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value:

Mutual funds: Valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end.

Company's common stock: Valued at the last reported sales price on the last business day of the Plan year.

Common collective trust fund: Valued at a unit price determined by the portfolio's sponsor based on the fair value of underlying assets held by the common collective trust fund on the last business day of the Plan year.

4. Fair Value Measurements (continued)

The following table, sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of June 30, 2010 and 2009:

	Assets at Fair Value as of June 30, 2010			
	Level 1	*Level 2*	*Level 3*	*Total*
Clorox Co. common stock	$ 976,535	$ –	$ –	$ 976,535
Common collective trust fund		1,339,404		1,339,404
Mutual funds				
Bond funds	380,532			380,532
Growth funds	509,723			509,723
Value funds	173,061			173,061
Blend funds	699,669			699,669
Target date funds	1,394,624			1,394,624
Total assets at fair value	$ 4,134,144	$ 1,339,404	$ –	$ 5,473,548

	Assets at Fair Value as of June 30, 2009			
	Level 1	*Level 2*	*Level 3*	*Total*
Clorox Co. common stock	$ 868,330	$ –	$ –	$ 868,330
Common collective trust fund		1,260,588		1,260,588
Mutual funds	2,290,978			2,290,978
Total assets at fair value	$ 3,159,308	$ 1,260,588	$ –	$ 4,419,896

5. Party-in-Interest Transactions

The Plan's investment transactions were managed by Banco Popular de Puerto Rico as of June 30, 2010 and 2009.

During fiscal year 2010, the Plan made purchases of $69,985 and sales of $63,652 of the Parent Company's stock.

Certain Plan investments are managed by T. Rowe Price, the trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the

5. Party-in-Interest Transactions (continued)

provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

6. Income Tax Status

The Plan has received a determination letter from the Puerto Rico Treasury Department dated August 10, 1999, stating that the Plan meets the requirements of section 1165 (a) of the Puerto Rico Internal Revenue Code of 1994, as amended (the "Code") and that the trust established will be entitled to exemption from local income taxes. Subsequent to this determination by the Puerto Rico Treasury Department, the Plan was amended and restated. The Plan administrator believes the Plan is being operated in compliance with applicable requirements of the Code and, therefore, believes that the Plan, as amended as restated, is qualified and the related trust is tax-exempt.

7. Reconciliation of Financial Statements to the Form 5500

The Companies will report the Plan's investment in the common collective trust at fair market value on its Form 5500. The following is a reconciliation of the Statement of Net Assets Available for Benefits per the financial statements at June 30, 2010 and 2009, to the net assets available for benefit expected to be reported in the Plan's Form 5500:

	2010	2009
Net assets available for benefits per the financial statements	$ 6,509,282	$ 5,278,829
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a collective trust fund	56,436	54,258
Net assets available for benefits per the Form 5500	$ 6,565,718	$ 5,333,087

7. Reconciliation of Financial Statements to the Form 5500 (continued)

The following is a reconciliation of the Statement of Changes in Net Assets Available for Benefits per the financial statements for the year ended June 30, 2010, to the statements of changes in net assets available for the benefits expected to be reported in the Plan's Form 5500:

	2010
Total investment income per the financial statements	$ 572,928
Add:	
Current year adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a collective trust fund	56,436
Less:	
Prior year adjustment from fair value to contract value for fully benefit responsive investments contract held by a collective trust fund	(54,258)
Total investment income per the Form 5500	$ 575,106

Supplemental Schedule

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

EIN: 31-0595760 – Plan Number: 007
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

June 30, 2010

(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*The Clorox Company Common Stock	15,710 shares	$ 976,535
Mutual funds:		
American Europacific Growth Fund	6,270 shares	213,004
Vanguard Explorer Fund	500 shares	26,126
Vanguard Institutional Index Fund	1,099 shares	103,663
Vanguard Target Retirement Income Fund	1,794 shares	19,020
Vanguard Target Retirement 2005 Fund	4,355 shares	48,081
Vanguard Target Retirement 2015 Fund	5,609 shares	62,148
Vanguard Target Retirement 2025 Fund	38,358 shares	416,953
Vanguard Target Retirement 2035 Fund	57,545 shares	629,541
Vanguard Target Retirement 2045 Fund	21,035 shares	237,901
Vanguard Mid-Cap Index, Institutional	4,269 shares	68,553
*T. Rowe Price Balanced Fund	18,807 shares	314,449
*T. Rowe Price Mid-Cap Growth Fund	4,773 shares	225,454
*T. Rowe Price Small Cap. Value Mutual Fund	5,917 shares	173,061
Vanguard Intermediate Term Bond Index Fund	33,560 shares	380,532
*T. Rowe Price-Growth Stock Fund	9,448 shares	239,123
		3,157,609
Common collective trust fund:		
*T. Rowe Price Stable Value Common Trust Fur	1,282,968 units	1,339,404
*Participant Loans	Interest rates ranging from 4.25 to 9.25%, due in one to fifteen years from date of loan	671,313
Total Investments		$ 6,144,861

** Represents a party-in-interest to the Plan.*
Note: *Column (d), cost, has been omitted, as all investments are participant-directed.*

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-131487 and Form S-8 No. 33-41131 – Post Effective Amendments No. 1 and No. 2) of The Clorox Company of our report dated December 15, 2010, with respect to the Statements of Net Assets Available for Benefits of The Clorox Company Employee Retirement Investment Plan for Puerto Rico as of June 30, 2010 and 2009, the related Statement of Changes in Net Assets Available for Benefits for the year ended June 30, 2010, and the related supplemental Schedule H, line 4i-Schedule of Assets (Held at End of Year) as of June 30, 2010, which report appears in the June 30, 2010 annual report on Form 11-K of The Clorox Company Employee Retirement Investment Retirement Plan for Puerto Rico.



MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
December 15, 2010